Exhibit 99.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REED ELSEVIER COMBINED FINANCIAL STATEMENTS
We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and Registration Statement No. 333-143605 of Reed Elsevier PLC and Reed Elsevier NV on Form S-8 of our reports dated February 20, 2008 (November 26, 2008 as to the effects of the presentation of Reed Business Information as a discontinued operation as described in note 4 to the combined financial statements), relating to the combined financial statements of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”).

Deloitte & Touche LLP	Deloitte Accountants B.V.
London, United Kingdom	Amsterdam, The Netherlands
November 26, 2008	November 26, 2008